

November 21, 2025

Tyler Glover
President, Chief Executive Officer and Director
Texas Pacific Land Corporation
1700 Pacific Avenue, Suite 2900
Dallas, TX 75201

      Re: Texas Pacific Land Corporation
          Form 10-K for the Fiscal Year ended December 31, 2024
          File No. 001-39804

Dear Tyler Glover:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Energy & Transportation

cc: Chris Steddum